

Subscription Agreement

for Series A Preferred Stock

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Payroll4Free.com, Inc.
23297 Commerce Park Road,
Cleveland, OH 44122

Ladies and Gentlemen:

The undersigned ("**Investor**") understands that Payroll4Free.com, LLC, a corporation organized under the laws of Delaware (the "**Company**"), is offering for sale shares of its Series A Convertible Preferred Stock, par value $0.0001 per share (the "**Securities**") in an offering (the "**Offering**") under either Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder or under Regulation D. This offering is made pursuant to the Form C, as amended, filed by the Company with the SEC in April 2020 (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**" and collectively, the "**Offering Documents**"). The Company is offering both accredited and non-accredited investors Securities pursuant to the terms and conditions of this Subscription Agreement. The Securities have the relative rights, preferences, privileges and priorities specified in the Certificate of Incorporation of the Company, a copy of which is attached to the Form C (the "**Charter**"). The minimum amount or target amount to be raised in the Offering $50,004.50 (the "**Minimum Offering Amount**"). If the Offering is oversubscribed beyond the Minimum Offering Amount, the Company will sell Securities on a basis to be determined by the Company's management. The Company is offering the Securities to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.75% of the gross monies raised in the Offering. Investors should carefully review the Offering Documents, which are available on the website of the Portal at www.wefunder.com.

1.   Subscription. Subject to the terms and conditions hereof, the provisions of the Offering Documents, the undersigned hereby irrevocably subscribes for the Securities set forth on the undersigned's signature page hereto for the aggregate purchase price set forth thereon (the "**Purchase Price**"), which is payable as instructed by Wefunder. The Purchase Price is based on a per share price of $10.00 per share of the Securities; *provided however*, that if Wefunder, Inc., in its sole discretion, determines that the investor has satisfied all conditions necessary to participate in the early bird special as more fully described here: Exhibit A (such conditions, the "**Early Bird Conditions**"), the Purchase Price will be based on a per share price of $9.10 per share of the Securities. Wefunder, Inc. shall promptly notify the Investor if, and only if, Wefunder, Inc. determines that the Investor has satisfied the Early Bird Conditions. Investor acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**"). The undersigned shall pay the Purchase Price in the manner specified in the Offering Documents and as per the directions of the Portal through the Portal's website.

2.   Perks. In the event that the Purchase Price is equal to or greater than One Thousand Dollars ($1,000), the Investor may qualify to receive one or more investment perks (the "**Investor Perks**") from the Company. Such Perks are more fully described in Exhibit B and are subject to the execution and delivery by Investor of the Investor Perk Agreement. Wefunder, Inc. shall promptly notify the Investor if, and only if, Wefunder, Inc. determines that Investor has qualified to receive one or more Investor Perks. To the extent the Investor Perk includes the issuance of Securities, Investor acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Subscription Agreement.

3.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Investor at the Closing referred to in Section 4 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**"). No investor may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Offering Documents and on the Portal's website (the "**Offering Deadline**").

4.   The Closing.

    (a)   Closing. The closing of the purchase and sale of the Securities (the "**Closing**") shall take place through the Portal within five (5) business days after the Offering Deadline (the "**Closing Date**").

    (b)   The Closing. The Closing is conditioned upon satisfaction of all of the following conditions:

        (i)   Prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Minimum Offering Amount; and

        (ii)   At the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Minimum Offering Amount.

5.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

6.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    (a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    (b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable.

7.   Representations and Warranties of Investor. Investor hereby represents and warrants to and covenants with the Company that:

    (a)   **General**.

        (i)   Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

(ii)   Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii)   Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(b)   **Information Concerning the Company**.

(i)   Investor has received and reviewed a copy of the Offering Documents. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Offering Documents to make the decision to purchase the Securities.

(ii)   Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Documents and in this Subscription Agreement. Investor can bear the economic risk of this investment and can afford a complete loss thereof; Investor has sufficient liquid assets to pay the full purchase price for the Securities; and Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(iii)   Investor confirms that he/she/it is not relying on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Documents or otherwise by the Company, the Portal or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Securities. Investor acknowledges that neither the Company, the Portal nor any of their affiliates has made any representation regarding the proper characterization of the Securities for purposes of determining Investor's authority to invest in the Securities.

(iv)   Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Documents. Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   Investor understands that, unless Investor notifies the Company in writing to the contrary at or before the Closing, each of Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

(vi)   Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this private placement at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return or cause to be returned the previously paid subscription price of the Securities, without interest thereon, to Investor.

(vii)   Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(c)   **Non-reliance**.

(i)   Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Securities.

(ii)   Investor confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Company and Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for Investor.

(d)   **Status of Undersigned**.

(i)   Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(ii)   If indicated on Investor's signature page, Investor is an "accredited investor" as defined in Rule 501(a) under the Securities Act. Investor agrees to furnish any additional information requested by the Company, the Portal or any of their affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities.

(e)   **Restrictions on Transfer or Sale of Securities**. As applies to Investor:

(i)   Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Subscription Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding (or in Rule 144 if the Investor is an accredited investor and is purchasing the Securities pursuant to Regulation D), after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding (or pursuant to Rule 144 if the Investor is an accredited investor and is purchasing the Securities pursuant to Regulation D).

(iv)   Investor acknowledges that neither the Company nor any other person offered to sell the Securities to it by means of any form of general solicitation or advertising, except online advertisement through the WeFunder.com,

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including but not limited to: (A) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or (B) any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

(f) **HIGH RISK INVESTMENT. <u>THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK</u>**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

8. <u>Rights of Series A Preferred Stock</u>. The terms and provisions of the Securities are as follows:

(a) <u>Voting</u>. The Securities do not have voting rights, except in certain circumstances described in the Charter, a copy of which is provided with the Offering Documents. Investor shall have the voting rights with respect to the Securities as set forth in the Restated Certificate.

(b) <u>Lock-Up</u>. Investor agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "**IPO**") and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the Shares held immediately prior to the effectiveness of the registration statement for the IPO or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of the Shares or other securities, in cash or otherwise. The foregoing provisions of this <u>Section 7(f)</u> shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to Investor if all officers, directors and holders of more than one percent (1%) of the outstanding common stock of the Company (after giving effect to the conversion or exercise of any securities, including such securities convertible into or exchangeable or exercisable for shares of common stock or preferred stock of the Company) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this <u>Section 8(b)</u> and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this <u>Section 7(e)(ii)</u> or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Securities held by Investor (and transferees and assignees thereof) until the end of such restricted period.

(c) <u>Right of First Refusal</u>. Until the consummation of an IPO, except for Permitted Transferees (defined below), Investor hereby unconditionally and irrevocably grants to the Company a right of first refusal ("**Right of First Refusal**") to purchase all or any portion of the Securities that Investor may propose to transfer to a third party, at the same price and on the same terms and conditions as those offered to the prospective transferee. Investor proposing to make a transfer must deliver a proposed transfer notice ("**Proposed Transfer Notice**") to the Company not later than forty-five (45) days prior to the consummation of such proposed share transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the transfer and the identity of the prospective transferee. To exercise its Right of First Refusal under this <u>Section 8(c)</u>, the Company must deliver a notice to Investor within fifteen (15) days after delivery of the Proposed Transfer Notice. "**Permitted Transferees**" include (i) a transfer not involving a change in beneficial ownership, or (ii) transactions involving the distribution without consideration of the Securities by Investor to (x) a parent, subsidiary or other affiliate of Investor that is a corporation or similar entity or (y) any of its partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners.

(d)   Drag-Along. In the event that (i) the holders of at least seventy-five (75%) percent of the shares of the Company's Class A Common Stock on an as-converted basis (the "**Selling Investors**"), and the (ii) the Board of Directors approve a Sale of the Company (defined below) in writing, specifying that this Section 7(f) shall apply to such transaction, then undersigned and the Company hereby agree:

(i)   if such transaction requires stockholder approval, with respect to all Securities that Investor owns or over which Investor otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Securities in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(ii)   if such transaction is a Stock Sale (defined below), to sell the same proportion of shares of capital stock of the Company beneficially held by Investor as is being sold by the Selling Investors to the person to whom the Selling Investors propose to sell their Securities, and on the same terms and conditions as the Selling Investors;

(iii)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provisions of this Section 7(f), including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(iv)   not to deposit, and to cause their affiliates not to deposit, except as provided in this Agreement, any Securities of the Company owned by such party or affiliate in a voting trust or subject any Securities to any arrangement or agreement with respect to the voting of such Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(v)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(vi)   if the consideration to be paid in exchange for the Securities pursuant to this Section 7(f) includes any securities and due receipt thereof by Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to Investor in lieu thereof, against surrender of the Securities which would have otherwise been sold by Investor, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(vii)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the stockholders of the Company under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of the Purchaser's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

(viii)   Defined Terms.

"**Sale of the Company**" shall mean either:

(a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**");

(b) a merger or consolidation in which the Company is a constituent party, or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

(c) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole; or

(d) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Company if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

9.   Conditions to Obligations of Investor and the Company. The obligations of Investor to purchase and pay for the Securities specified on Investor's signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 6 hereof and of Investor contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

10.   Obligations Irrevocable. The obligations of Investor shall be irrevocable.

11.   General Provisions

(a)   Legend. The certificates representing the Securities sold pursuant to this Subscription Agreement will be imprinted with a legend in substantially the following form:

"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS."

(b)   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

(c)   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Investor without the prior written consent of the other party.

(d)   Waiver of Jury Trial. INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

(e)   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Investor ("**Proceedings**"), Investor irrevocably submits to the jurisdiction of the federal or state courts located in Cuyahoga County, Ohio, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

(f)   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, except for its choice of law rules.

(g)   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

(h)   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

(i)   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Payroll4Free.com, Inc.
	Attn: Michael J. Rosenberg
	23297 Commerce Park Road
	Cleveland, Ohio 44122
	E-mail: mrosenberg@payroll4free.com
with a copy to:	Squire Patton Boggs (US) LLP
	Attn: Leah G. Brownlee, Esq.
	127 Public Square, Suite 4900
	Cleveland, Ohio 44114
	E-mail: leah.brownlee@squirepb.com
If to the Purchaser:	To the address listed on the signature page.

(j)   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

(k)   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of Investor and (iii) the death or disability of Investor.

(l)   Notification of Changes. Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of Investor contained in this Subscription Agreement to be false or incorrect.

(m)   Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Payroll4Free.com, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

By: _____   By:_____

Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

<u>**EXHIBIT A**</u>
EARLY BIRD CONDITIONS

Investors investing up and until the first $100,000 is raised will invest at a price per share of $9.10, or a pre-money valuation of $9,731,567.

EXHIBIT B

INVESTOR PERKS

- **Customer Discount**. Investors investing over $1,000 will receive free payroll tax service for life, as long as Investor remain a client of the Company.

- **Other Perks**. All Investors may be eligible to receive a bonus amount of shares based on the amount they invest, as follows, subject to execution of an Investor Perk Agreement:

Investment Amount (U.S.$)	Amount of Shares of Additional Stock to be Issued
$2,000 - $9,999.99	5%
$10,000 - $24,999.99	10%
$25,000 - $49,999.99	15%
$50,000 or more	20%



Investor Perk Agreement

This Investor Perk Agreement ("**Agreement**"), is effective as of [EFFECTIVE DATE] (the "**Effective Date**") by and between Payroll4Free.com, Inc., a Delaware corporation with its principal office at 23297 Commerce Park Road, Cleveland, Ohio 44122 ("**Company**"), and _____ ("**Investor**"). For good and valuable consideration the receipt and sufficiency of which the parties acknowledge, the parties hereby agree as follows:

1. Investment Agreement. On or before the Effective Date, Company and Investor entered into a Wefunder Subscription Agreement dated [EFFECTIVE DATE] (the "**Investment Agreement**") pursuant to which Investor invested U.S. $[AMOUNT] (the "**Investment Amount**").

2. Investment Perks. As a benefit of entering into the Investment Agreement, Company may offer Investor one or more of the following perks:

    - **Customer Discount**. Company agrees to provide any Investor investing over $750 with free payroll tax service for life, as long as Investor remain a client of the Company.

    - **Other Perks**. Company agrees to issue additional amounts of stock as a perk based on Investor's Investment Amount, as follows:

Investment Amount (U.S.$)	Amount of Shares of Additional Stock to be Issued
$2,000 - $9,999.99	5%
$10,000 - $24,999.99	10%
$25,000 - $49,999.99	15%
$50,000 or more	20%

3. Term. This Agreement will be co-terminous with the Investment Agreement.

4. General Provisions.

    a. **Investment Agreement**. The following provisions of the Investment Agreement shall apply and be incorporated by reference herein: Sections 1, 2, 3, 5, 6, 7, 10, and 11 and in each such section the term "Subscription Agreement" shall be replaced with "Agreement" in application of the sections hereto.

    a. **Entire Agreement; Amendments**. This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____ .

COMPANY:

Payroll4Free.com, Inc.
_____

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):   **INVESTOR:**

_____

Investor Signature

By: _____   By: _____

Name: _____

Title: [INVESTOR TITLE] _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited